

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Alex Ko
Senior Executive Vice President & Chief Financial Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard, Suite 1400
Angeles, California 90010

> **Re: Hope Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 000-50245**

Dear Mr. Ko:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance